FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Wiederhorn, Andrew A. (Last) (First) (Middle) 1410 SW Jefferson Street (Street) Portland, Oregon 97201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Fog Cutter Capital Group Inc. (FCCG) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 2/13/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   Officer (give title below)

  X   10% Owner

      Other (specify below)

Chairman of the Board, Chief Executive Officer,
Treasurer, Secretary and Director

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								$52,000	D
Common Stock								$643,755	I	By Spouse (1)
Common Stock								$951,709	I	By LP (1)(2)
Common Stock								$13,826	I	By LLC (1)(3)
Common Stock	2/13/03		P		2,900	A	(4)	128,376	I	By Minor Children (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.

(2) These securities are held by TTMM, LP, a partnership controlled by the spouse of the Reporting Person. TTMM, LP owns 49.619% of the interests of WM Starlight Investments, LLC.

(3)  These securities are held by WM Starlight Investments, LLC, a limited liability company. The Reporting person’s spouse is the managing member and owner of 50.381% of the interests of WM Starlight Investments, LLC. TTMM, LP is the owner of the remaining interests.

(4)  The following prices were paid for the reported transaction: 950 shares at $3.90, 600 shares at $3.94 and 1,350 shares at $3.89.

/s/ Andrew A. Wiederhorn ** Signature of Reporting Person	February 20, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002